INTERNATIONAL HEALTH PARTNERS INC.

03037713

November 18, 2003

Securities & Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

RECEIVED
NOV 26 2003
181

Attention: Office of International Corporate Finance

SUPPL

Dear Sirs:

**Re: File No. 82-4868 - International Health Partners Inc. (formerly Canadian Dental Partners Inc.)**

Please accept, for filing, the following documents that include information required to be made public:

1. News Release dated September 3, 2003
2. News Release dated September 8, 2003
3. News Release dated October 31, 2003
4. News Release dated October 22, 2003
5. 2003 Annual Report
6. BCSC Form 51-901F
7. Notice of the Annual and Special Meeting of Shareholders with the Information Circular attached
8. Proxy
9. Supplemental Mailing List Return Card.

Should you have any questions or require further information, please do not hesitate to call me at (403) 264-7664.

Yours truly,
INTERNATIONAL HEALTH PARTNERS INC.

Heidi Nellissen
*Assistant Corporate Secretary*

dlw 12/1

-\hn
Encl.
C:\MyDocuments\IHPCorporate\Securities Commissions\12G Filings

**PRESS** *Release*

SEC # 82-4868

INTERNATIONAL HEALTH PARTNERS INC.

**FOR IMMEDIATE RELEASE**
**September 3, 2003**

**TSX VENTURE EXCHANGE**
**Trading Symbol: TSX-V: IHP**
**News Release # 03 - 05**

# INTERNATIONAL HEALTH PARTNERS INC. ANNOUNCES DEVELOPMENT OF APPLE WELLNESS CENTRES

Calgary-based **International Health Partners Inc. ("IHP")** is pleased to announce it has entered into a letter of agreement with **Dr. Sanjay Rajpal,** D.D.S., of Airdrie, Alberta, to develop the first in a chain of full service family health and wellness centres to be marketed under the brand name Apple Wellness Centres.

The Apple Wellness Centre concept is to bring together a variety of health service providers in one facility to provide one-stop family health services in a boutique environment. Core services such as Family Medicine and Dental services will be provided by Professional partners managed by IHP. Ancillary services such as counseling, massage therapy and chiropractic services will be integrated into the facility.

Apple Wellness Centres is in discussions to find a full service pharmacy partner to locate within the facility to round out these services. Apple intends to provide meeting space within its facilities for the use of local community groups and to serve as a lecture theatre for the delivery of educational seminars and classes promoting the concepts of overall wellness.

IHP intends for Apple Wellness Centre to be a "state of the art" facility that will allow it to successfully attract and retain family physicians. Where appropriate, Apple Wellness Centres intends to discuss with local health regions the possibilities of offering expanded services in under-serviced areas.

**David B. McQuaig**, *President* and *CEO* states: "Although the "Wellness" centre concept has long been part of IHP's plan, recent opportunities and developments have encouraged us to move more quickly in this direction. We believe that Canadians as a whole are paying more attention to the overall health of themselves and their families. They are becoming more sophisticated and demanding consumers of health and dental services."

International Health Partners Inc., based in Calgary, is a dental and medical "Practice Management Company" ("PMC") in the business of evaluating, consolidating and managing dental and medical facilities. The company owns and operates a chain of modern health facilities that provide primary dental and medical services in Alberta.

IHP is currently involved in formal discussions for additional acquisition opportunities.

**To find out more about International Health Partners Inc. (TSX-V: IHP), visit our website at www.ihp.ca**
**Investor inquiries, please call Toll-Free: 1-877-664-6663 or e-mail to: investor@IHP.ca**

**For media enquiries**: David McQuaig, President and CEO at (403) 264-7664.

SEC # 82-4868

# PRESS Release

INTERNATIONAL HEALTH PARTNERS INC.

**For Immediate Release**
**Date: September 8, 2003**

**Trading Symbol: TSX-V: IHP**
**Shares Outstanding: 11,883,107**
**Press Release #03-06**

## International Health Partners Inc. Announces Private Placement

CALGARY, ALBERTA—**International Health Partners Inc.** ("IHP" or the "Company") reports that a private placement of $1.7M Debentures has been negotiated with two arm's-length purchasers. Each Debenture will mature in 5 years after closing and will pay 12% interest annually. Additionally Debenture holders will receive up to a maximum 243,000 share purchase warrants. Each warrant will have an exercise price of $0.25 and an expiry date 24 months from closing. The Company will pay a finders' fee that complies with TSX Venture Exchange policies to Loewen and Partners Corporate Services Inc. who has acted as the corporations financial advisor. The private placement is subject to regulatory approval. The proceeds from this sale will be used to finance two imminent acquisitions and potentially three more acquisitions in the next six months.

**David B. McQuaig**, *President* and *CEO* states: "Management is extremely pleased with the results of our efforts to raise expansion capital. A larger sum of capital could possibly have been raised, but would have required a substantial equity position that would significantly dilute existing shareholders. IHP predicts it should be able to grow its gross revenues by 50 to 100% in the next year based on this $1.7 million in debenture financing with no dilution."

International Health Partners Inc., based in Calgary, is a dental and medical "Practice Management Company" ("PMC") in the business of evaluating, consolidating and managing dental and medical facilities. The company owns and operates a chain of modern health facilities that provide primary dental and medical services in Alberta.

IHP is currently involved in formal discussions for additional acquisition opportunities.

**To find out more about International Health Partners Inc. (TSX-V: IHP), visit our website at www.ihp.ca**
**Investor inquiries, please call Toll-Free: 1-877-664-6663 or e-mail to: investor@IHP.ca**

**For media enquires**: David McQuaig, President and CEO at (403) 264-7664.

SEC #82-4868

**PRESS** *Release*

INTERNATIONAL HEALTH PARTNERS INC.

**For Immediate Release**
**Date: November 03, 2003**
**Close October 31, 2003 - $0.27**

**Trading Symbol: TSX-V: IHP**
**Shares Outstanding: 11,883,107**
**Press Release #03-10**

# INTERNATIONAL HEALTH PARTNERS INC. ANNOUNCES CONDITIONAL APPROVAL OF PRIVATE PLACEMENT

CALGARY, ALBERTA—International Health Partners Inc. ("IHP" or the "Company") reports that the TSX Venture Exchange has conditionally approved the reservation of 243,000 common shares to be issued upon the exercise of share purchase warrants. The exercise price is $0.20 per share and each warrant will expire 24 months from closing. The share purchase warrants will be issued as bonus warrants with the issuance of Debentures that were announced on September 8, 2003. The Company has closed the purchase of $500,000 debentures which funds will be used to finance a previously announced acquisition. There will be a further closing of debentures within two weeks.

The Company further reports that according to a condition of the Qualifying Transaction with PCG Ventures Inc., that took place in February 2003, 75,000 stock options at $0.15 per share were granted to Paul Grehan, a director of IHP, on July 16, 2003. The options will expire on July 15, 2008.

International Health Partners Inc. is a medical and dental "Practice Management Company" ("PMC") in the business of evaluating and consolidating medical & dental clinics. The Company operates a chain of modern health facilities that provide primary medical and dental services in the province of Alberta. IHP is currently involved in the acquisition of additional health facilities in western Canada.

On Behalf of the Board of Directors

David McQuaig, President and Director

**To find out more about International Health Partners Inc. (TSX-V: IHP), visit our website at www.ihp.ca**
**Investor inquiries, please call Toll-Free: 1-877-664-6663 or e-mail to: investor@IHP.ca**

**For media enquires, please contact: David B McQuaig, President and CEO, International Health Partners Inc. at (403) 264-7664.**

# PRESS *Release*

FOR IMMEDIATE RELEASE
Date: October 22, 2003

**Trading Symbol: TSX-V: IHP**
**Shares Outstanding: 11,883,107**
**Press Release #03-09**

## INTERNATIONAL HEALTH PARTNERS BECOMES SIGNIFICANT PLAYER IN DELIVERING HEALTH SERVICES IN ALBERTA

Calgary-based **INTERNATIONAL HEALTH PARTNERS INC.** have steadily grown their network of modern medical and dental facilities in Alberta while posting impressive revenue gains.

In the first quarter of 2004, IHP has acquired additional annualized revenues in excess of $3 million – an increase of 53% over the previous full year of $5.7 million in gross revenues. Acquisition efforts now underway have the potential of adding another six million dollars in annualized revenues by the end of fiscal 2004.

International Health Partners is a Practice Management Company formed in 1999 and is in the business of acquiring and consolidating primary care medical and dental facilities in Canada. The opportunity presents over 46,000 medical and dental practices that operate as separate independent businesses, a system that many practitioners admit is seriously outdated. By bringing them into a larger corporate organization, significant economics are created, the gross market potential of this consolidator is over $10 billion annually.

A review of the past four months demonstrates that a significant growth is underway led by IHP President and CEO **David B. McQuaig**:

- In August, IHP completed the expansion of **BowGlen Medical** clinic in northwest Calgary. This clinic was moved to a larger location beside a pharmacy partner and two additional full time physicians were recruited from outside of the province. Revenues at this location have since doubled from previous $360,000 annualized to $780,000.

- On September 3rd, IHP announced the development of its first **Apple Wellness Centre** to be located in Airdrie, Alberta, north of Calgary. The Apple Wellness Centre concept brings together a variety of health service providers in one facility to provide one-stop family health services in a boutique environment. Core services include family medicine and dental services provided by professional partners managed by IHP. Ancillary services such as counselling, massage therapy and chiropractic services will be integrated into the concept.

- On September 8th, IHP acquired the assets and location of **Village Square Dental Group** in Airdrie, Alberta. This location was reopened as a BrightSmile Dental Centre. IHP president David McQuaig added that "this proven location has a current annual revenue base of $1.1 million. This represents approximately a 20 per cent increase in IHP's annualized revenues. It's a tremendous boost to our 2004 fiscal year."

.../2

- On September 16th, IHP signed a letter of intent with the Board of Governors of the **University of Calgary** to purchase the rights to operate the 7,200 square foot clinic located on the second floor of the MacEwan Students Centre. IHP will focus on developing the clinic as a multi-disciplinary health services provider on campus. As part of the agreement, IHP will maintain and reinforce the existing professional services of family practice physicians, psychiatric care, chiropractic care and massage therapy. IHP will partner with the University of Calgary to explore and to develop other initiatives to maximize the potential of this campus facility.

- On October 1st, IHP signed off on the **University of Calgary** agreement and began to operate the health clinic. IHP has agreed to develop a 1,200 square foot dental facility as part of the clinic by January 2004. The University is a comprehensive research university home to over 28,000 full time equivalent students. This, combined with teaching and research faculty, as well as support staff, means the campus is home to more than 30,000 individuals on a daily basis. Together IHP and the University will ensure that this small city is fully serviced by the University Health Clinic.

IHP has funded its acquisitions through a combination of debenture and lease financing, thus allowing it to minimize dilution of its existing shareholders. IHP, which is traded on the TSX Venture Exchange (TSXV – IHP), has arranged approximately $1.7 million in debenture financing. The company has maintained a relative tight share structure with only 12 million shares outstanding.

Mr. McQuaig commented on the **Apple Wellness Centre** concept that "although the Apple Wellness Centre has long been a part of IHP's future plans, recent opportunities and developments have encouraged us to move more quickly in this direction. We believe that Canadians as a whole are paying more attention to the overall health of themselves and of their families. They are becoming more sophisticated and demanding consumers of health and dental services." The Centre intends to provide meeting space within its facilities for the use of local community groups and to serve as a lecture theatre for the delivery of educational seminars and classes promoting the concepts of overall wellness.

*International Health Partners owns and operates a chain of modern health facilities that provide dental and medical services in Alberta. IHP is currently involved in the acquisition of additional health facilities in western Canada.*

**To find out more about International Health Partners Inc. (TSX-V: IHP), visit our website at www.ihp.ca**
**Investor inquiries, please call Toll-Free: 1-877-664-6663 or e-mail to: investor@IHP.ca**

**For media enquires, please contact: David B McQuaig, President and CEO, International Health Partners Inc. at (403) 264-7664.**